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UEN No. T09LL1649F

FIRM / AFFILIATE OFFICES
March 14, 2016 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi	Milan
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Attention:	John Reynolds, Assistant Director

George K. Schuler, Mining Engineer

Re:	Vedanta Limited

Form 20-F for the Fiscal Year Ended March 31, 2015

Filed August 14, 2015

File No. 001-33175

Ladies and Gentlemen:

We are counsel to Vedanta Limited (previously known as Sesa Sterlite Limited), a corporation incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated February 29, 2016 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2015. The comment letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments and having discussions with its reserve engineers. The Company respectfully requests an extension for an additional 12 business days and be permitted to respond to the comments by March 30, 2016.

Please contact the undersigned at +65.6437.5467 if you have any questions or require

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Rajiv Choubey

Company Secretary and Vice President Legal

Vedanta Limited